Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 30 DATED MAY 17, 2017
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 28 dated April 17, 2017 and supplement no. 29 dated April 17, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an update to the information regarding the upcoming change in the selling prices for our shares in connection with our establishment of an estimated net asset value (“NAV”) per share.
Upcoming Change in Selling Prices
We expect to announce an estimated NAV per share, as established by our board of directors, on June 7, 2017. In connection with establishing an estimated NAV per share, our board of directors will approve updated selling prices for new purchases of common stock in this offering. These updated selling prices will be effective June 8, 2017, immediately following our announcement of our estimated NAV per share. Subscriptions dated on or before June 7, 2017 will be processed at the currently effective offering prices and subscriptions dated after such date will be processed at the updated offering prices announced on June 7, 2017, in each case subject to discounts that may be available for some categories of investors. Notwithstanding the foregoing, after June 30, 2017, all subscriptions for an investment in our shares will be processed at the updated offering prices, regardless of the date on the subscription agreement.
The updated selling prices of shares of common stock to be sold in this offering will be determined by adding certain offering costs to the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of March 31, 2017. As such, the selling price of our shares will not be a statement of our net asset value per share as the updated selling prices also will take into consideration the costs and expenses associated with raising capital in this offering. Moreover, the valuation methodologies used to establish the NAV component of our updated offering price will be based upon a number of estimates and assumptions that may not be accurate or complete. Our board of directors may adjust the selling prices of our shares during the course of this offering.
Upon our announcement of an estimated NAV per share, the purchase price under our dividend reinvestment plan and the redemption prices under our share redemption program will be adjusted consistent with the terms of the respective plans, as disclosed in our prospectus as supplemented.

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